                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                        Biovail Corporation International
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   09067K 10 6
                                 (CUSIP Number)

                                  Eugene Melnyk
                        Biovail Corporation International
                         460 Comstock Road, Scarborough
                             Ontario, Canada M1L 4S4
                                 (416) 285-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 25, 1996
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Check the following box if a fee is being paid with the statement / /.

SCHEDULE 13D

CUSIP NO.: 09067K 10 6

(1)      NAME OF REPORTING PERSON:

         Eugene Melnyk

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               / /

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: 6,060,727

         (8)      SHARED VOTING POWER: 0

         (9)      SOLE DISPOSITIVE POWER: 6,060,727

         (10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 6,060,727

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.3(1)

(14)     TYPE OF REPORTING PERSON: IN
- --------

(1) Based on 25,378,791 shares of common stock, no par value (the "Common Stock"), of Biovail Corporation International outstanding as of May 31, 1996 plus the 630,000 shares of Common Stock issuable upon the exercise of presently exercisable options.

                                  SCHEDULE 13D

CUSIP NO.: 09067K 10 6

(1)      NAME OF REPORTING PERSON:

         Royal HealthCare Investment Management, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               / /

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: 0

         (8)      SHARED VOTING POWER: 0

         (9)      SOLE DISPOSITIVE POWER: 0

         (10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 0

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

(14)     TYPE OF REPORTING PERSON: CO

                                  SCHEDULE 13D

CUSIP NO.: 09067K 10 6

(1)      NAME OF REPORTING PERSON:

         Royal HealthCare Investment Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               / /

         (b)               / /

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: 0

         (8)      SHARED VOTING POWER: 0

         (9)      SOLE DISPOSITIVE POWER: 0

         (10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 0

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

(14)     TYPE OF REPORTING PERSON: CO

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation International (the "Company"), with its principal executive offices located at 460 Comstock Road, Scarborough, Ontario, Canada M1L 4S4, (416)-285- 6000.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Eugene Melnyk, Royal HealthCare Investment Management, Inc. ("RHIMI") a Manitoba, Canada corporation and Royal HealthCare Investment Corporation ("RHIC") a Manitoba, Canada corporation (individually a "Reporting Person" and, collectively, the "Reporting Persons"). Mr. Melnyk is the Chairman of the Board and a Director of the Company, a pharmaceutical research, development and manufacturing corporation. RHIMI is an investment management company and the controlling shareholder of RHIC. Mr. Melnyk is the President of RHIMI and the sole shareholder. RHIC is a privately administered investment syndicate. Mr. Melnyk is the President of RHIC. The principal business and principal office address of RHIMI and RHIC, and their respective executive officers and directors and the business address of Mr. Melnyk is Chelston Park, Building 2, Collymore Rock, St. Michael, Barbados, West Indies.

         Information regarding the directors and executive officers of the Reporting Persons are set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Each of the directors and executive officers of the Reporting Persons set forth on Schedule I is a citizen of Canada.

         During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 6,060,727 shares of Common Stock to which this Statement relates 14,800 of such shares were purchased by Mr. Melnyk with personal funds on July 18, 1996, for an aggregate purchase price of $404,574.

ITEM 4.  PURPOSE OF TRANSACTION.

         Subject to applicable legal requirements and the factors referred to below, Mr. Melnyk presently intends to purchase from time to time up to an aggregate of 500,000 shares of Common Stock in open market transactions. In determining whether to purchase additional shares, he intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, developments with respect to general economic, monetary and stock market conditions.

         Mr. Melnyk's acquisition of the Common Stock is for the purpose of investment. Except as otherwise described herein, the Reporting Persons have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of September 25, 1996, Mr. Melnyk may be deemed to be the beneficial owner of 6,060,727 shares of Common Stock (including 5,430,727 shares which are owned directly by Mr. Melnyk and 630,000 shares which are the subject of currently exercisable options), which constitute in the aggregate 23.3% of the shares of Common Stock outstanding (which percentage was calculated based upon 25,378,791 shares of Common Stock outstanding as of May 31, 1996 plus the 630,000 shares of Common Stock issuable upon the exercise of presently exercisable options). As of the close of business on September 25, 1996, RHIMI and RHIC may be deemed the beneficial owners of 0 shares of Common Stock held by RHIC, which constitute in the aggregate 0%.

         Except as described in the preceding paragraph, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Stock.

         (b) Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him.

         (c) Transactions in the Common Stock by the Reporting Persons effected during the past 60 days are described in Schedule II hereto, which Schedule is hereby incorporated by reference. All such transactions were effected by the Reporting Persons in the open market on the American Stock Exchange, and Mr. Melnyk's stock purchases were made with personal funds.

         Except as described in Schedule II hereto, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

         (d) Mr Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

         Except as otherwise described herein, none of the Reporting Persons, and none of persons referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit has been previously filed in paper format by the Reporting Persons in the original Schedule 13D and the amendments thereto:

99.1 Agreement pursuant to Rule 13d1(f)(1) under the Securities and Exchange Act of 1934, as amended, among Eugene Melnyk, Royal HealthCare Investment Management, Inc., Royal HealthCare Investment Corporation and TCI.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 1996



                                                 /s/ Eugene Melnyk
                                               ----------------------
                                                   Eugene Melnyk

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 1996




                                    ROYAL HEALTHCARE INVESTMENT MANAGEMENT, INC.

                                    By:/s/ Eugene Melnyk
                                       --------------------------
                                       Name:  Eugene Melnyk
                                       Title: President

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 1996

                                         ROYAL HEALTHCARE INVESTMENT CORPORATION

                                         By:/s/ Eugene Melnyk
                                            -----------------------
                                            Name:  Eugene Melnyk
                                            Title: President

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the respective Reporting Person. Each of the named individuals is a citizen of Canada.

BIOVAIL CORPORATION INTERNATIONAL
- ---------------------------------

         NAME:                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
         -----                       ------------------------------------------

Eugene Melnyk                        Chairman of the Board and Director

Bruce Brydon                         President, Chief Executive Officer and Director

Rolf Reininghaus                     Senior Vice President

Mahmood Khan                         Senior Vice President - Chief Operating Officer
                                     and Director

Kenneth C. Cancellara                Senior Vice President, General Counsel, Secretary
                                     and Director

Wilfred G. Bristow                   Senior Vice President, Nesbitt Burns Inc. and
                                     Director

Gregory H. Henry                     Managing Director, G. Howard Associates, Inc. and
                                     Director

Robert A. Podruzny                   Vice President and Chief Financial Officer

ROYAL HEALTHCARE INVESTMENT MANAGEMENT INC.
- -------------------------------------------

NAME:                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -----                                ------------------------------------------

Eugene Melnyk                        President and Director

Loren Albaum                         Director

ROYAL HEALTHCARE INVESTMENT CORPORATION
- ---------------------------------------

       NAME:                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
       -----                         ------------------------------------------

Eugene Melnyk                        President and Director

Alexander G. Stewart                 Secretary and Director

Ervin Szekely                        Director

Julia Lee                            Director

Yilan Lai                            Director

                                                                SCHEDULE II





             SCHEDULE OF TRANSACTIONS IN THE SHARES OF COMMON STOCK

                               No. of Shares     No of Shares
                  Date         Purchased         Sold            Price Per Share(1)

Eugene Melnyk

                  7/18/96       11,900                                $26.76

                  7/18/96        2,900                                $29.70



Royal Healthcare Investment Corporation

                  8/23/96                        1,776                $25.00


(1)      Net of brokers commissions

                                  EXHIBIT INDEX

No exhibits are being filed with this Amendment No. 2. All exhibits have been previously filed in paper format by the Reporting Persons in the original
Schedule 13D and the amendments thereto.